Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Kapalya Inc.
1935A Addison Drive
Berkeley, CA 94704
https://www.kapalya.com

Up to $1,070,000.00 in Common Stock at $1.25
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Kapalya Inc.
Address: 1935A Addison Drive, Berkeley, CA 94704
State of Incorporation: DE
Date Incorporated: April 17, 2015

Terms:

Equity

Offering Minimum: $10,000.00 | 8,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 856,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.25
Minimum Investment Amount (per investor): $300.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with the full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment has underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares.

In addition, each investor will become part of Kapalya's Private owners group.

Have personal time with Founders on Calls and Dinners.

Have early access to Kapalya's new products and solutions

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based:

$500+

Have personal time with Founders on Calls and Dinners

Invest $500+ and receive personal time with our founder on a call and for investors living in the San Francisco Bay Area or Greater Sacramento Area, receive a personal dinner invitation with our founder.

$1,000+

1% bonus Shares

Invest $1,000+ and receive an additional 1% bonus shares

$2,500+

2% bonus Shares

Invest $2,500+ and receive an additional 2% bonus shares

$5,000+

5% bonus Shares

Invest $5,000+ and receive an additional 5% bonus shares

$10,000+

10% bonus Shares

Invest $10,000+ and receive an additional 10% bonus shares

$20,000+

20% bonus Shares

Invest $20,000+ and receive an additional 20% bonus shares

In addition, each investor will become part of Kapalya's Private owners group

Have personal time with Founders on Calls and Dinners.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Kapalya will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Our solution empowers businesses and their employees to securely store sensitive files at rest and in transit across multiple platforms through a user-friendly desktop and mobile application.

This, patent-pending, ubiquitous encryption management platform (EMP), protects all your corporate data by seamlessly encrypting files on: Endpoints (desktops/laptops), mobile devices (smartphones/tablets), Virtual desktop infrastructure, public cloud (Amazon S3, BOX, Google Drive and Microsoft OneDrive).

With KAPALYA's EMP, companies have the ability to share encrypted files across multiple cloud platforms.

Most importantly, using the EMP allows companies to recover all their data on endpoints after a ransomware breach within hours, WITHOUT any data leakage or exfiltration. This ensures that cybercriminals will NOT extort companies for further money.

Our second generation, patent-protected product, based on Artificial Intelligence and Machine Learning, will be released in Q2 2022. This solution will feature active detection, remediation, and eradication of ransomware on endpoints, mobile, cloud, file-serves, databases, email servers, and social media feeds. We are proud to announce that this second product has won the coveted National Science Foundation's SBIR award which demonstrates that this is next-generation deep technology designed to combat the single most challenging cybersecurity threat globally - ransomware.

Our patent-protected algorithms belong to Kapalya for the first product. We have licensed a second patent from the NSA which is the basis of our second-generation product. This license arrangement allows Kapalya to use NSA's patent to build our second-generation product and Kapalya enjoys the same patent protection rights as the NSA. Any subsequent products jointly developed by Kapalya and NSA will be patented by both entities.

Currently, we have two business models - an annual recurring revenue (ARR) based dedicated solution for large enterprises and Governments and a SaaS monthly recurring revenue (MRR) model for small and medium-sized businesses.

To date, we have secured partnerships with two global system integrators, two US-based resellers, and one Asian distributor selling into 16 Asian countries. These are our existing channel sales in addition to an existing direct internal sales force.

We are pleased to announce that we have secured a global multi-billion-dollar customer that is currently deploying our solution and have a healthy pipeline of enterprise and Government customers.

KAPALYA Inc. is a Delaware C-Corporation that is headquartered in California. KAPALYA Inc. was operating in the pre-revenue stage of development prior to 2021. However, we have secured our first Purchase Order and have started generating revenue.

Competitors and Industry

Our industry is cybersecurity and within that industry, the subset that we serve is in encryption key management and ransomware prevention/remediation across endpoints/mobile/cloud/databases/servers/networks. The current major dominant players are:

- Symantec endpoint product

- Sophos full disk encryption

- McAffee full disk encryption and backup

- Acronis backup and restore

- Veritas backup and restore

Most of these competitors offer only point solutions for endpoints and are not able to provide seamless encryption key management across multiple platforms and multiple clouds.

55% of enterprise executives plan to increase their cybersecurity budgets in 2021 and 51% are adding full-time cyber staff in 2021. PwC found that most executives are planning to ramp up their cybersecurity spending in 2021 despite the majority of them, 64%, expecting business revenues to decline. PwC found that cybersecurity is more business-critical than ever before. "The circumstances we find ourselves in with the economy are putting a lot of pressure on security organizations to make sure that the investments we're making are efficient and high-value," says Katie Jenkins, CISO, Liberty Mutual. Getting the most value for every cybersecurity dollar spent becomes more critical as entities digitize: every new digital process and asset becomes a new cyber-attack vulnerability. (Source: PwC, Global Digital Trust Insights 2021, October 5, 2020.)

The exponential increase in cybercrime, including breaches, phishing, privilege access credential abuse, and endpoint security attacks, contributes to a projected 12% CAGR in cybersecurity IT spending by 2021. The global market for cybersecurity software is predicted to grow from $183.2 billion in 2019 to $230 billion in 2021, attaining a 12% Compound Annual Growth Rate (CAGR) in the forecast period. (Source: Covid-19 Impact On Cybersecurity Market, 2020)

Based on "Market Insights by Emerging Trends", the Future Growth, Forecast of Ransomware Protection market in 2021 is expected to grow from USD 8.16 billion in 2016 to USD 17.36 billion by 2021, at a Compound Annual Growth Rate CAGR of 16.3% during the forecast period. Published: Oct. 22, 2021 at 12:44 a.m. ET on CBS Newswire.

Endpoint security tools are 24% of all I.T. security spending, and by 2020 global I.T. security spending will reach $128B according to Morgan Stanley Research. (Source: Forbes)

Cybersecurity Ventures expects global cybercrime costs to grow by 15% per year over the next five years, reaching $10.5 trillion annually by 2025, up from $3 trillion in

2015. (Source: Steve Morgan, Editor-in-Chief of Cybercrime Magazine)

The average ransom paid for organizations increased from US$115,123 in 2019 to $312,493 in 2020, a 171% year-over-year increase. Additionally, the highest ransom paid by an organization doubled from 2019 to 2020, from $5 million to $10 million. Meanwhile, cybercriminals are getting greedy. From 2015 to 2019, the highest ransomware demand was $15 million. In 2020, the highest ransomware demand grew to $30 million. Of note, Maze ransom demands in 2020 averaged $4.8 million, a significant increase compared to the average of $847,344 across all ransomware families in 2020. The world changed with COVID-19, and ransomware operators took advantage of the pandemic to prey on organizations – particularly the healthcare sector, which was the most targeted vertical for ransomware in 2020. In October 2020, a joint cybersecurity advisory was issued by the Cybersecurity and Infrastructure Security Agency (CISA), the Federal Bureau of Investigation (FBI), and the Department of Health and Human Services (HHS), warning healthcare organizations against Ryuk attacks. (Source: Paloalto Networks Unit 42 - March 17, 2021)

Our existing solution allows enterprises large and small to manage all their encryption keys for 1000s of users across multiple platforms and cloud storage from a seamless platform. In addition, we are able to recover all data on endpoints after a ransomware breach WITHOUT any data leakage.

While some of our competitors can also recover data after a ransomware breach, they do not guarantee data leakage. What this means is that the cybercriminal will exfiltrate and steal all data which can be used to further extort enterprises for additional ransomware payments.

With our solution, we ensure that cybercriminals will NOT be able to exfiltrate any data because it's encrypted all the time and therefore they will NOT extort enterprises for additional ransomware payments.

Our next-generation solution, Advanced Ransomware Countermeasures, will prevent, remediate and eradicate ransomware in real-time on endpoints/mobile/databases/servers/virtual desktops/cloud/networks. These patent-protected algorithms are being developed in collaboration with the National Security Agency based on several years of research and analysis on ransomware threat patterns and attack surfaces. We are expecting to release this most comprehensive counter ransomware solution product in Q2 2022. We are working closely with the NSA to bring this product to market.

Our existing solution fits into the endpoint/mobile/cloud security space and our next generation solution fits into the ransomware protection space.

Current Stage and Roadmap

Our first product is in general availability and shipping already. We have one large global enterprise customer that is currently deploying our solution.

In addition, we have multiple trials of our existing solution going in the USA/India/Middle-East and Europe.

We are adding new features to our current product to support more cloud storage such as Dropbox, iCloud, and IBM Cloud.

The second-generation product that we are developing is an advanced ransomware countermeasure (ARC) product that will remediate and eradicate ransomware inactive memory spaces using AI. This product will be ready by May 2022 and we will start customer trials in Q3 2022.

After successful customer trials of our advanced counter ransomware solution, we will integrate the two solutions and launch the most comprehensive encryption key management and counter ransomware solution by Q4 of 2022.

The Team

Officers and Directors

Name: SUDESH KUMAR

SUDESH KUMAR's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder
  Dates of Service: April 17, 2015 - Present
  Responsibilities: Founded the company based on his vision

- **Position:** CEO
  Dates of Service: April 17, 2015 - Present
  Responsibilities: - Oversees entire day-to-day operations, financials, sales, products, technology and future roadmap. Currently, Sudesh is drawing a salary of $180,000/year and owns 42.186% of Kapalya's common stock;

- **Position:** Director
  Dates of Service: April 17, 2015 - Present
  Responsibilities: Performs all regulatory and government filings with Federal and State agencies. Calls regular board meetings and provides future outlook.

- **Position:** Chairman of the Board
  Dates of Service: January 20, 2022 - Present
  Responsibilities: Oversee Entire company operations

Other business experience in the past three years:

- **Employer:** KOSMOS Consultants Inc.

Title: President
Dates of Service: January 01, 2014 - Present
Responsibilities: Oversee consulting practice. For the last 3 years, Sudesh has spent less that 2% of his time at KOSMOS. He spends over 98% of his time working at Kapalya. There is no relationship between KOSMOS and Kapalya.

Name: SAEED KHOSRAVI

SAEED KHOSRAVI's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: April 01, 2016 - Present
  Responsibilities: Oversees software development and manages technical operations. His annual compensation is $140,000/year and he owns 10.451% of Kapalya's common stock

Other business experience in the past three years:

- **Employer:** Worldwide Technology
  Title: Network Engineer
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Oversee network implementation

Other business experience in the past three years:

- **Employer:** Bloomberg LP
  Title: Network Engineer
  Dates of Service: September 22, 2018 - September 21, 2019
  Responsibilities: Over Bloomberg's LAN/WAN and upgrade all routers to latest version of software

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the cybersecurity industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth

plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a

determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not

uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Kapalya was formed on 04/17/2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Kapalya has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Encryption Management Platform (EMP) is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other

highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Market Risk
Cybersecurity is a global industry with many established vendors and startups within this space. Some of the startups may be better funded and capitalized. Established vendors may have existing relationships within our target client base. While winning the National Science Foundation grant has de-risked some of these factors, it has not completely eliminated them.

Industry Certifications and Compliance Laws
Since we are developing a Cybersecurity software, this will be subject to certifications and penetration testing by government regulatory bodies to comply with cybersecurity prevailing laws. There is a risk that our software may not pass all these compliance laws and will have to be modified and patched to meet all regulatory and compliance laws.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Sudesh Kumar	5,048,449	Common Stock	42.186

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 856,000 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 11,967,040 outstanding.

Voting Rights

1 Vote per Share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with the full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment has underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $1,000,000.00
Number of Securities Sold: 2,061,173
Use of proceeds: Product development, Sales and Marketing
Date: September 01, 2020
Offering exemption relied upon: Regulation D

- **Type of security sold:** Convertible Note
  Final amount sold: $20,500.00
  Use of proceeds: Product Development
  Date: April 01, 2020
  Offering exemption relied upon: Regulation D

- **Type of security sold:** SAFE
  Final amount sold: $60,000.00
  Use of proceeds: Product Development
  Date: November 01, 2018
  Offering exemption relied upon: Regulation D

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We have been in development mode for the last three years, constantly building products, getting customer feedback, and refining the product. Since we were not in active sales mode, we did not generate any revenues in the last three years.

In 2021, we started generating revenues as our first product hit the market. We are predicting 2022 to be our breakout year as we currently have a healthy pipeline of partners and customers with a solid sales funnel. In addition, we plan to launch our second-generation product in 2022, which will provide increased revenues and open more partnership opportunities.

Historical results and cash flows:

In previous years, we spent a significant amount of time developing and refining the product to create a product-market fit. Most of that work is now complete and we are ready to start full sales and marketing activities which will result in significantly higher revenues in 2022.

In addition to our first product that is already in the market, we will be launching a second product called "Advanced Ransomware Countermeasures (ARC) based on AL/ML which is designed to disrupt the ransomware prevention landscape. This has the potential to be a game-changer based on patent-protected technologies developed by the National Security Agency (NSA), that Kapalya has licensed from the NSA. In addition, Kapalya and NSA have signed a collaborative research and development agreement (CRADA), under which, two NSA researchers and scientists are working with Kapalya to further develop and commercialize ARC. Since ransomware is the biggest cybersecurity threat facing governments and enterprises globally, we feel that ARC will be a great revenue generator as it is needed in the market NOW!

Historical results are not indicative of future performance.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company received a grant from the National Science Foundation of $256,000 of which $203,000 are available for use today.

In addition, the company has $40,000 in another bank account for daily operations and Brex credit card for an amount of $22,000 credit that has an outstanding balance of $0.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

While we have sufficient funds to carry on our daily operations, the funds from the StartEngine campaign will be used to accelerate our product development, sales, and customer acquisition.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised through this crowdfunding will assist in daily operations, product refinement, establishing additional strategic partnerships, sales and marketing efforts and will allow the company to make critical hires which is necessary for the success of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to sustain 6 months of operations if we raise our minimum target of $250,000 at a burn rate of $35,000/month

How long will you be able to operate the company if you raise your maximum funding goal?

We will be able to sustain 15 months of operations if we raise our maximum target of $1,070,000 at a burn rate of $70,000/month.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have applied for a grant from the State of Hawaii for $75,000 which will become available 2/2022.

We will also apply for another grant from the National Science Foundation of $1,000,000 in March 2022. If our crowdfunding campaign is successful, then this grant will be increased to $1,500,000 by the National Science Foundation. We expect the results of this funding to be announced in Q3 2022.

If we receive the second $1,000,000 grant from the National Science Foundation, we become eligible to apply for another grant from the State of Hawaii for $500,000, which we intend to do.

There is the potential for over $2,000,000 in non-dilutive funding available to us in 2022.

Indebtedness

- **Creditor:** Sudesh Kumar
  Amount Owed: $200,000.00
  Interest Rate: 3.0%
  Maturity Date: April 13, 2025

- **Creditor:** Polfitz LLC
  Amount Owed: $300,000.00
  Interest Rate: 3.0%
  Maturity Date: March 13, 2025

Related Party Transactions

- **Name of Entity:** Sudesh Kumar
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Made a loan to company so that company could carry on operations.
  Material Terms: To be payable when company generates revenues in excess of $500,000 or raises investment in excess of $1,000,000

Valuation

Pre-Money Valuation: $14,958,800.00

Valuation Details:

Our patent-pending technology provides protection from other large vendors from duplicating our technology.

We have solid traction with global enterprises and are partnering with some leading-edge companies to further enhance and strengthen our solution offering.

In addition, our partnership with the National Security Agency gives us an unfair advantage over the competition as we are able to license advanced counter ransomware technologies from the NSA.

Winning the most prestigious science and technology grant from the National Science Foundation further endorses our deep technology and allows us to sell directly to the Federal and State Government agencies without any RFP to bid process.

Our forward-looking projections take into account the fact that current counter ransomware technologies are weak and can be exploited. As such, enterprises and governments worldwide need a comprehensive counter ransomware technology that will slow down these breaches.

Kapalya is poised to take advantage of this situation by launching our patent-pending counter ransomware and encryption key management solution in a market that is in desperate need of such technology.

This pre-money valuation was calculated on a fully diluted basis, the company currently only has one class of stock, no outstanding options, and no outstanding convertible securities. The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  35.0%
  We will aggressively market our solution to governments, enterprises, and small/medium-size businesses using social media, direct marketing, drip campaign, and through channel resellers.

- *Research & Development*
  30.0%
  We will enhance the existing solutions and start developing advanced counter ransomware solutions using the Nation Science Foundation Grant together with funds raised through this campaign.

- *Operations*
  10.0%
  To maintain our server infrastructure on the Amazon Cloud.

- *Working Capital*
  5.0%
  To pay for additional hardware and software required for product development.

- *Company Employment*
  16.5%
  We will hire software developers and sales development representatives.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  40.0%
  We will use these funds for marketing campaigns through social media, drip campaigns, outbound telemarketing inbound SEO, and through our reseller channel partners.

- *Research & Development*
  30.0%
  To further enhance our existing solution and build the advanced counter ransomware solution

- *Company Employment*
  20.0%
  We will hire software engineers, sales development representatives, and customer success support staff

- *Operations*
  2.0%
  To maintain our servers on Amazon and Microsoft cloud

- *Working Capital*
  3.0%
  To purchase additional hardware and software needed to sustain operations

- *Inventory*
  1.5%
  To maintain office supplies and consumables

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.kapalya.com (Under the Annual reports tab).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/kapalya

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Kapalya Inc.

[See attached]

KAPALYA INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Kapalya Inc.
Berkeley, California

We have reviewed the accompanying financial statements of Kapalya Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

November 5, 2021
Los Angeles, California

KAPALYA INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 173,055	$ 26,910
Total current assets	**173,055**	**26,910**
Intangible assets	243,181	270,708
Total assets	**$ 416,236**	**$ 297,618**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 92,079	$ 51,390
Credit Card	616	-
Current portion of loans and notes	-	7,735
Total current liabilities	**92,695**	**59,125**
Promissory Notes and Loans	19,773	7,786
Total liabilities	**112,468**	**66,911**
STOCKHOLDERS EQUITY		
Common Stock	10,213	7,124
Additional Paid In Capital	653,690	471,646
Retained earnings/(Accumulated Deficit)	(360,135)	(248,062)
Total stockholders' equity	**303,768**	**230,708**
Total liabilities and stockholders' equity	**$ 416,236**	**$ 297,618**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	110,224	31,541
Sales and marketing	1,899	800
Total operating expenses	112,123	32,341
Operating income/(loss)	(112,123)	(32,341)
Interest expense	-	-
Other Loss/(Income)	(51)	-
Income/(Loss) before provision for income taxes	(112,072)	(32,341)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (112,072)**	**$ (32,341)**

See accompanying notes to financial statements.

KAPALYA INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stocks			Additional Paid In		Retained earnings/ (Accumulated		Total Shareholder
(in , $US)	Shares		Amount		Capital		Deficit)		Equity
Balance—December 31, 2018	5,766,546	$	**5,767**	$	**466,880**	$	**(215,722)**	$	**256,925**
Issuance of Common Stock	1,357,403		1,357		4,766				6,123
Net income/(loss)							(32,341)		(32,341)
Balance—December 31, 2019	7,123,949		7,124		471,646	$	(248,062)	$	**230,708**
Issuance of Common Stock	**3,089,033**		**3,089**		182,044				185,133
Net income/(loss)							(112,072)		(112,072)
Balance—December 31, 2020	**10,212,982**	$	**10,213**	$	**653,690**	$	**(360,135)**	$	**303,768**

See accompanying notes to financial statements.

KAPALYA INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(112,072)	$	(32,341)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of intangibles		27,527		3,043
Changes in operating assets and liabilities:				
Credit Cards		616		-
Account Payable		40,689		32,578
Net cash provided/(used) by operating activities		**(43,240)**		**3,280**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of intangible assets		-		(24,315)
Net cash provided/(used) in investing activities		**-**		**(24,315)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Stocks		185,133		6,123
Borrowing on loans		4,253		15,521
Net cash provided/(used) by financing activities		**189,385**		**21,644**
Change in cash		146,145		609
Cash—beginning of year		26,910		26,301
Cash—end of year	**$**	**173,055**	**$**	**26,910**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Kapalya Inc. was founded on April 17, 2015 in the state of Delaware. The financial statements of Kapalya Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Berkley, California.

Kapalya has developed an Enterprise-wide encryption key management platform (EMP), using Symmetric cryptography keys. This enables enterprises to manage encryption keys for thousands of users, across multiple geographies, through a seamless and easy to use interface.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its development costs in connection with development of software, which will be amortized over the expected period to be benefitted, which may be as long as 10 years.

Income Taxes

Kapalya Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of Enterprise-wide encryption key management platform (EMP) tool to the final customers.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $1,889 and $800, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 5, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consists of:

As of Year Ended December 31,	**2020**	**2019**
Software	9,136	9,136
Development costs	266,138	266,138
Intangible assets, at Cost	**$ 275,274**	**$ 275,274**
Accumulated amortization	(32,093)	(4,566)
Intangible assets, Net	**$ 243,181**	**$ 270,708**

Amortization expense for software and development costs for the fiscal year ended December 31, 2020 and 2019 was in the amount of $27,527 and $3,043 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period		Amortization expense
2021		(27,527)
2022		(27,527)
2023		(27,527)
2024		(27,527)
Thereafter		(133,071)
Total	**$**	**(243,181)**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of common shares class with par value of $0.001. As of December 31, 2020, and December 31, 2019, 10,212,982 and 7,123,949 have been issued and are outstanding.

5. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note- Sudesh Kumar	$ 50,000	7.00%	5/16/2018	5/16/2023	$ 1,384	$ 1,384	$ -	$ 19,773	$ 19,773	$ 545	$ 545	$ -	$ 7,786	$ 7,786
Promissory Note			Repaid		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 7,735	$ -	$ 7,735
Total					$ 1,384	$ 1,384	$ -	$ 19,773	$ 19,773	$ 545	$ 545	$ 7,735	$ 7,786	$ 15,521

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020		
2021	$	-
2022		-
2023		19,773
2024		-
2025		-
Thereafter		-
Total	**$**	**19,773**

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (12,901)	$ (5,645)
Valuation Allowance	12,901	5,645
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (36,984)	$ (24,083)
Valuation Allowance	36,984	24,083
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $123,942, and the Company had state net operating loss ("NOL") carryforwards of approximately $123,942. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

On May 16, 2018, the company issued Promissory Note to one of the shareholder and CEO, Sudesh Kumar, in the amount of $50,000. The notes bear interest rate of 7% per annum and has maturity date on May 16, 2023. As of December 31,

2020, and December 31, 2019, the outstanding balance of this note is in the amount of $19,773 and $7,786 and the notes have been classified as non-current liability.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through November 5, 2021 the date the financial statements were available to be issued.

The Company issued and additional 980,115 shares of Common stock during 2021, bringing the total number of outstanding shares issued to 11,193,097 as of November 5, 2021.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Kapalya

Eradicate Ransomware by Protecting your Data Everywhere!


RANSOMWARE
AI/ML BASED RANSOMWARE INOCULATION AND DATA ENCRYPTION
KAPALYA

Website | Berkeley, CA | SOFTWARE & SERVICES

$0.00 raised

0 Investors	**$15M** Valuation
$1.25 Price per Share	**$300.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Kapalya empowers organizations to detect, prevent and remediate ransomware on endpoints/mobile/clouds/servers/databases, in real-time, using AI/ML. In addition, our technology encrypts files/folders at-rest and in-transit, enables end-to-end encrypted file sharing and recovers 100% of data with 0% data leakage, if breached by ransomware.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Our solutions are solving a global $1T problem in the hottest cybersecurity market segment, using two patent pending technologies.
- Co-developing counter ransomware solution with the National Security Agency (NSA). Won a grant from the National Science Foundation (NSF), which entitles us to be the sole source seller into Federal/State/Local governments.
- Signed up a global enterprise customer that is deploying our solution now and have a healthy pipeline of enterprise and government customers.

OVERVIEW

Meet Kapalya: Your New Encryption Management Platform

Ransomware is one of the biggest cyber threats globally - costing organizations billions of dollars.

This global problem has only gained momentum during the COVID pandemic. That's why our Cybersecurity company, Kapalya, has developed innovative solutions for businesses to proactively prevent and eradicate ransomware.


OUR SOLUTIONS
1
Our first solution can recover 100% of breached data with 0% data leakage on endpoints.
2
Our second solution uses artificial intelligence & machine learning to detect, prevent, remediate, and eradicate ransomware anywhere your business has data.

That Means....


endpoints
cloud
mobile
databases
servers
networks

With this Encryption Management Platform (EMP) - confidential files are always encrypted. Manage your own keys, encrypt, store and share sensitive data across endpoints, and live a safer digital life.

$1.8M	Winner	Hottest
Previously Raised	NSF SBIR Grant	Market Segment

THE PROBLEM

Cyberattacks are Evolving at a Rapid Pace

Ransomware is one of the largest cyber security threats globally and must be prevented.

Cybersecurity Ventures expects global cybercrime costs to grow by 15% per year over the next five years, reaching $10.5 trillion annually by 2025, up from $3 trillion in 2015. In some cases, patients at hospitals have died because the hospital systems were breached with ransomware.


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Along with this, Cybercrime costs typically include...

- damage and destruction of data
- fraud
- stolen money
- lost productivity
- theft of intellectual property
- embezzlement
- theft of personal and financial data
- post-attack disruption to the normal course of business
- forensic investigation
- reputational harm
- restoration & deletion of hacked data & systems

THE SOLUTION

Confidential Files, Always Encrypted

Kapalya empowers businesses and their employees to securely store sensitive files at-rest and in-transit across multiple platforms through a user-friendly desktop and mobile application. This ubiquitous encryption solution protects all your corporate data by seamlessly encrypting files on:

- End-points computers/mobile devices
- Corporate servers and public cloud providers
- Users who have the ability to share encrypted files across multiple cloud platforms.
- Integrated with Box, Amazon S3, Microsoft Azure and Google Drive.

The EMP is endpoint and cloud-agnostic, protecting users' files and folders inside and outside of organizational perimeters, on smartphones, tablets, laptops, desktops, cloud storage and local file servers.

ENCRYPTS AND SHARES ENCRYPTED DATA ON


WINDOWS, MAC/ DESKTOPS
WINDOWS, MAC/ LAPTOPS
IOS, ANDROID/ SMARTPHONES
IOS, ANDROID/ TABLETS
ENTERPRISE SERVERS
VMWare, Hyper-V
VIRTUAL DESKTOP (VDI)
Citrix, VMWare
PUBLIC CLOUD
AWS S3, BOX
Onedrive, Google drive
PDF
EPS
TXT

With a built-in data discovery and classification tool, users can scan over 250 file types on laptops and desktops to find files that contain sensitive information. Once these sensitive data files are discovered, they can be encrypted with a simple click of the mouse.

EMP'S MAIN FEATURES:

Encrypt: Data is encrypted in-transit and at-rest on endpoints, mobile, file-servers and public clouds.

Hidden: Zero-knowledge encryption masks cloud and corporate admin's visibility into your encryption keys thus preventing unauthorized access to your data.

Keys: A unique key for each file and folder provides ultimate data security.

Share: Allows end-to-end encrypted file sharing across multiple public cloud platforms.

Recover: 100% of encrypted data with 0% data leakage on endpoints within hours of a ransomware breach.

Sync: Encrypted data from endpoints to multiple clouds simultaneously - Amazon, Box, Google, Microsoft

Users are able to download an agent or mobile app, which performs all user and device authentication and manages all encryption keys in real-time, which are served from a cloud FIPS140-2 compliant key server.

That means these encryption keys are never stored on any endpoints/mobile/cloud storage or file servers - but are instead served when the client agent needs it and are subsequently destroyed after use. This approach significantly reduces the potential for the user to get compromised due to stolen keys and also ensures that if any device gets stolen or misplaced, the data on those devices will not be compromised.



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Advanced Ransomware Countermeasures (ARC) Solution

Advanced Ransomware Countermeasure (ARC) inoculation follows a systematic approach, on endpoints, mobile, cloud, servers, databases, network storage, in real-time.

1. ARC detects ransomware payloads or packets at the network and device levels. If any are found, we immediately alert SIEM systems, security administrators, central command, and control computers.

2. ARC can stop zero-day ransomeware attacks on the infected system and notify all other computers, servers, cloud storage, mobile device and network storage system. ARC will isolate the infected system and take it off-line to prevent further propagation and infection across the LAN/WAN/INTERNET.

3. After the infected system has been quarantined and isolated, then remediation algorithms will start. Using ARC's distributed AI algorithms, all ransomware processes
will be blocked and terminated from the system's memory, infected files/folders deleted and active memory purged to eradicate the ransomware/malware.

4. If the ransomware/malware is known, then ARC's AI algorithms will self-heal the infected system based on prior knowledge and information. If the ransomware/malware is a zero-day exploit that has never seen before, ARC's ML algorithms will activate, add that to its database of new exploits and capture it for further analysis.

5. If all of the above fails and the ransomware/malware was still able to encrypt and hijack all the data, then Kapalya's EMP will be used to recover all data.

ARC will be ready for beta trials in Q2, 2022 with a shipping product in Q3, 2022.

ARC'S MAIN FEATURES:

Detection and Trigger: Detection and immediate alert of a ransomware attack to all network and device levels.

Universal Awareness: Based on a combination of characteristics related to user, ransomware, non-specific environment indicators, and non-ransomware metrics.

Proactive Approach: Constantly monitoring the system to identify possible entry points for attack.

Isolation and Quarantine: ARC will take the infected system offline to prevent further propagation and infection.

Remediation Algorithms: All ransomware processes will be blocked and terminated from the system's memory, infected files/folders deleted, and active memory purged to eradicate the ransomware/malware.

Our business model is an Annual Recurring Revenue (ARR) based for large enterprises and a monthly recurring revenue (MRR) based model for small to medium sized businesses. In the ARR model, customers get dedicated server licenses whereas in the MRR model, customers are in a multi-tenant shared server environment where the servers are shared with other customers.

THE MARKET

The Global Cybersecurity Market Size to Reach $199.98 Billion by 2025

It is anticipated to exhibit 10.5% CAGR over the forecast period (2019-2025). Enterprise spending on cloud security solutions is predicted to increase from $636 Million in 2020 to $1.63 Billion in 2023 - attaining a 26.5% CAGR.

Endpoint security tools are 24% of all I.T. security spending, and by 2020 global I.T. security spending will reach $128 Billion according to Morgan Stanley Research. And the global cyber insurance market is forecast to be $8 Billion by 2020, compared to a $124 Billion global cybersecurity market.


Enterprise Spending On Cloud Security Solutions
$1.63B
by 2023
Global Cyber Insurance Market
$8B
by 2020
Global Cyber Security Market
$124B
by 2020

Organizations primarily focus their cyber risk management strategies on prevention by investing in technological frontline cyber defenses. Meanwhile, spending on other tools and resources for cyber risk management, such as cyber insurance or event response training, remains a fraction of the technology budget.


RANSOMWARE HEAT MAP
Top Countries Targets By Ransomware Gangs
CANADA
Top ransomware gangs
ElonMusKnow
Conti
Revil
Avaddon
EU
Top ransomware gangs
Revil
Conti
Everest
Avaddon
JAPAN
Top ransomware gangs
LV
Babuk Locker
Revil
Astro Team
US
Top ransomware gangs
REvil
Conti
ElonMusKnow
Marketo
AUSTRALIA
Top ransomware gangs
Prometheus
Revil
LV
Lorenz

Source

North America is expected to be the leading region in terms of adopting and developing encryption software. The increasing demand to adhere to stringent regulatory compliances, increasing presence of encryption software vendors, and growing government support are major growth factors for the market growth during the forecast period.

Kapalya's EMP solution differs from our competition because each file and folder is assigned their own unique key. This unique feature makes it extremely difficult for any adversary to compromise all of the user's data because they would have to steal all the keys belonging to that user, something that is extremely difficult to do.

OUR TRACTION

We've been Getting Attention

To best display our progress, here's a look at our list of partners:

Thales - Global encryption key server vendor: Kapalya is a Gold OEM partner and uses Thales virtual key servers as part of our solution.

Carahsoft – Leading IT supplier to the US Federal/State/Local governments. Kapalya is listed on Carahsoft's government procurement vehicles such as GSA, SEWP.

CALTROP – Global partner and strategic investor that is reselling our solutions in Middle-East and Africa

Microland – Kapalya has signed up a reseller agreement with Microland, a global systems integrator.

IDTech – Kapalya has partnered with IDTech, a CACI Company, to offer our solutions within the DoD and Intelligence Community.

MTech - Leading cybersecurity distributor in Asia that will distribute Kapalya's solution to 16 Asian countries. In active trials now.

CoCre8 - South African cybersecurity reseller that is selling Kapalya's solution within South Africa.

National Security Agency - We are jointly developing the ARC solution in collaboration with the National Security Agency under a cooperative research and development agreement.

National Science Foundation - They have funded further research and commercialization of our ARC solution.

WHY INVEST

We Believe We Are the Future of Cyber Security

Our vision is to be the leading counter ransomware solution provider globally in 4 years.

We believe to have the best minds and partnerships within the counter ransomware and counter intelligence community - which we will leverage to become market leaders.

Our strong ties with the US Federal Government gives us an advantage over the competition because not only are we backed by them, but they will also become a large customer of our solution which will influence other governments globally to deploy our innovative solution.



WHY SHOULD YOU INVEST IN KAPALYA?
01
Ransomware is a gloabl threat that must be mitigated
02
KAPALYA
Kapalya's innovative solution potentially solves this multi-billion dollar problem
03

Government, large entreprises and small business all have a need for Kapalya's solution

04



Will have direct access to lucrative federal and state government contracts



80%
+83.0
+41.9
+22.6
+12.0
+10.3

05

One of the fastest growing market segments



06

Kapalya is still in the early stage of development and we believe we are positioned to grow



07

Prevention and Remediation of ransomeware from computer memory while applications are in use

We believe we are going places, and together - we can build a safer, more secure future.

February 2018
Our Company Launches!
Information about the context of your company's inception

September 2020
CALTROP
Closed seed round funding
Caltrop Holdings LLC makes an investment of $1,000,000 as our seed round to expand sales and marketing activities.

March 2021
Microsoft
Completed Microsoft Integration
Finished integration of Microsoft's OneDrive cloud storage natively into Kapalya's solution.

July 2021
Winner of National Science Foundation Award
Won a research and development grant from the National Science Foundation to continue building our next generation advanced counter ransomware solution.

August 2021 Year
Google Cloud
Completed Google Drive integration
Finished integration of Google Drive cloud storage natively into Kapalya's solution.

October 2021

Closed global enterprise customer
Received a PO from a global enterprise company that is currently deploying our solution.

February 2022
Launched on StartEngine
Now YOU can own a part of our company!

March 2022
SBIR/STTR
Apply for $1,000,000 grant from NSF
Will apply for additional non-dilutive funding from the National Science Foundation of $1,000,000

May 2021

First release of next generation product
Expect to release the first version of our advanced counter ransomware solution

Q3 2022

Start customer trials with second generation product
Initial customer trials with advanced counter ransomware product and our existing solution.

In the Press

CISION PR Newswire | CO CRE8 | CISION PR Newswire | Excellence Awards | NEWSWATCH | CEO CFO MAGAZINE

SHOW MORE

Meet Our Team



SUDESH KUMAR

CHIEF EXECUTIVE OFFICER

Sudesh Kumar has more than 25 years of IT, mobility, security, networking, Cloud computing and Project Management experience and is the Founder of Kapalya.

Due to his solid relationship with the NSA, Sudesh was able to enter into a collaborative research and development agreement (CRADA) with them for an "advanced ransomware countermeasures" technology.

Under his leadership, Kapalya won the coveted SBIR grant from the National Science Foundation (NSF)

Mr. Kumar has spoken at multiple industry events including being a panel speaker on Cloud Security at MetricStream's summit and being a presenter at TechConnect's Defense Innovation Cybersecurity Conference. He was featured in Pacific Business News magazine and is recognized as an industry thought leader on cyber security by The Cybersecurity Excellence Committee, where he won a gold medal for his work at Kapalya. He chaired a panel of CIOs at Hawaiian Telcom university.

Sudesh received an honors degree in Electronics and Electrical Commnications Engineering from the Indian Institute of Technology (IIT). He also completed an executive MBA program for corporations at the University of California, Los Angeles and is an alum of the Alchemist Accelerator, San Francisco.



SAEED KHOSRAVI

CHIEF TECHNOLOGY OFFICER

Saeed Khosravi has more than 20 years of design, support and automation of service providers, security, voice, wireless and cloud network.

He is the co-founder and CTO of KAPALYA Inc., a cyber security startup, which has developed an encryption management platform (EMP), for unstructured data.

Saeed used to work as Network Engineer at World Wide Technology and Bloomberg LP. He was also a Solution Engineer at Hawaiian Telcom, BlackBerry (Research In Motion), Bell Canada and Consultant at NorthwesTel.

Saeed received a Master of Engineering in Computer Networks from Ryerson University.

Saeed received his bachelor's in Computer Science and he is very passionate about programming and automation. He developed programs in Ansible, Python, Assembly, C/C++, Visual Basic in a multi-OS environment.



John Sutton
US PUBLIC SECTOR SALES
John is our Director of Public Sector Sales. He has worked for several startup companies over the past 20 years and for industry leaders like RSA, CA Technologies and Verizon



Mohamed Menakbi
MENA ENTERPRISE SALES
Mohamed works as CALTROP Head of Sales and Strategies. He is Sales & Operations Leader with 16+ years' experience in spearheading strategic operations, launching new divisions, managing international acquisitions, driving double-digit YoY growth across top and bottom line, and successfully capturing market share.



Nancirose Piazza
DATA SCIENTIST



Thanh Nguyen
EXECUTIVE ADMIN



Derek Tumulak
TECHNICAL PRODUCT ADVISOR
Derek is a Product Manager at Amazon Web Services. He was the former Global VP of Products at Thales eSecurity.



Michael Turner
TECHNICAL ADVISOR
Michael used to work at EnTrust for over 7 years. He is a great engineer with excellent technical skills and a top-ranked business mindset.



Jagdish Amin
BUSINESS DEVELOPMENT ADVISOR
Jagdish is Director at MetricStream. He works as a Consultant, Investor for Startups.



Rabea Chaudhary
BRAND AND MARKETING ADVISOR
Rabea delivers advisory and consulting services for business transformation and organizational development



Santhana Krishnasamy
STRATEGIC ALLIANCES ADVISOR
Senior Director, Product Management at Salesforce, Product Advisor at Springpod Inc, Head of Product and Advisor Thinktomi.



Ananth Subramanian
STRATEGY PARTNERSHIP ADVISOR
As an EVP and CEO of HDgtl Inc., Ananth is responsible for business strategy from concept to execution across agile product development, testing, go to market planning and execution, capital raise and company operations.



Greg Carter
GLOBAL CHANNEL PARTNER ADVISOR
Greg previously served as Executive Vice President, Global Sales Leader and Board Member of Hitachi Solutions America, Senior Vice President of Hitachi Consulting and co-founder of Iteration2.



N Jayantha Prabhu
TECHNICAL ADVISOR
Jayantha has more than 20 years working at ESSAR Group- an Indian multinational conglomerate and construction company. He now works as Business Head at AGC Networks Ltd.

Offering Summary

Company	Kapalya Inc.
Corporate Address	1935A Addison Drive, Berkeley, CA 94704
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$300.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	8,000
Maximum Number of Shares Offered	856,000
Price per Share	$1.25
Pre-Money Valuation	$14,958,800.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with the full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment has underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares.

In addition, each investor will become part of Kapalya's Private owners group.

Have personal time with Founders on Calls and Dinners.

Have early access to Kapalya's new products and solutions

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based:

$500+

Have personal time with Founders on Calls and Dinners

Invest $500+ and receive personal time with our founder on a call and for investors living in the San Francisco Bay Area or Greater Sacramento Area, receive a personal dinner invitation with our founder.

$1,000+

1% bonus Shares

Invest $1,000+ and receive an additional 1% bonus shares

$2,500+

2% bonus Shares

Invest $2,500+ and receive an additional 2% bonus shares

$5,000+

5% bonus Shares

Invest $5,000+ and receive an additional 5% bonus shares

$10,000+

10% bonus Shares

Invest $10,000+ and receive an additional 10% bonus shares

$20,000+

20% bonus Shares

Invest $20,000+ and receive an additional 20% bonus shares

In addition, each investor will become part of Kapalya's Private owners group

Have personal time with Founders on Calls and Dinners.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Kapalya will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Kapalya to get notified of future updates!

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

NEWSWATCH TRANSCRIPT

Enterprise data is constantly getting breached perpetrated by sophisticated cyber criminals, who are looking to penetrate your system, steal your data and may demand a ransom payment. It's no longer just some kid in his basement - these are criminals who make it their fulltime job to steal your information.

Thankfully, there's an encryption management platform like Kapalya.

Kapalya empowers businesses and their employees to securely store all of their sensitive files at-rest and in-transit across multiple platforms through a simple, user-friendly desktop and mobile app.

Launch the Kapalya app on your Windows or Mac and the encryption management system will start sanning for sensitive data. Once located you'll upload and encrypt it on your computer, mobile device, on-site cloud servers.

Each file includes it's own unique encryption key for added security, which enables end-to-end encrypted file sharing across multiple cloud platforms. You can share files with other users and revoke their accessibility of your encrypted files after a pre-determined time.

No matter where it's placed you can be sure your confidential data is safe from prying eyes. And if your computer gets hit with ransomware, rest assured that cybercriminals will not be able to read any contents of your data.

When your password-protected system gets breached, all your data is compromised. Protect your data by using Kapalya's encryption management system today by visiting Kapalya.com.

[Animation Videos]

Video Solution

Wouldn't it be nice if enterprises and governments had a comprehensive anti-ransomware solution that will protect from ransomware and provide data recovery after an attack. The answer is Kapalya's patent pending encryption management platform!!

We at Kapalya do things a bit differently. We assign unique encryption keys for each of your files and folders. Encrypted files/folders are synchronized across multiple clouds, ensuring that you'll have several different recovery points after a ransomware breach. Cybercriminals cannot use your encrypted data without the encryption keys, rendering their ransom demand worthless and preventing future extortion.

Dealing with cybercriminals is not easy. However, Kapalya is on your side. We make it as difficult and expensive as possible for cybercriminals to breach and steal your data. Furthermore, if your organization gets breached, Kapalya's software will quickly recover your data: minimizing downtime and maintaining your organization's brand image.

Video Problem

According to the FBI, there is a cyber ransomware attack on US companies and Governments every 11sec., resulting in damages over $20B. This is just the cost of paying the ransom.

Some recent high profile ransomware attacks on leading US companies include Apple and Colonial Pipeline together with federal government departments.

According to Cybersecurity Ventures, global ransomware damage costs are predicted to exceed $265B by 2031, and the cybercriminal activities will be over a $2T industry globally.

When companies get breached by ransomware, paying ransom to get their data back is just the tip of the iceberg. There are also additional remediation costs, downtime and the irreversible damage done to the company's brand image and reputation.

Stolen confidential data is nearly impossible to recover regardless of a paid ransom because the cybercriminals may keep a copy of the data to extort companies for futher payments.

Besides, these cyberattacks create security vulnerabilities, giving hackers opportunities to exploit and launch further attacks.

Existing solutions still do not have a clear answer on how to solve this global problem. Enterprises and Governments need a comprehensive, counter ransomware solution, such as Kapalya's.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.